January 29, 2014

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Re: American Funds annual shareholder reports

Dear Ms. Hatch:

Thank you for your comments on the shareholder reports of the American Funds, which you provided to me on January 15, 2014. For your convenience, the substance of your comments has been restated below. Our responses are set forth under your restated comments.

Comment:	Certain shareholder reports for funds that invest in municipal bonds show investments in bonds issued by Puerto Rico and other U.S. territories. Consider enhancing the funds’ risk disclosures in the prospectus regarding these investments.

Response:	We believe that the risk factors discussed in the funds’ prospectuses and statements of additional information address the risks posed by these investments, given their size in the funds’ portfolios. Nevertheless, we will enhance the discussion of the risks related to investments in U.S. territories in the prospectus.

Comment:	The shareholder report for the Tax-Exempt Fund of Maryland and the Tax-Exempt Fund of Virginia includes a statement that “During the period, the Maryland fund’s tax-exempt income return, with dividends reinvested, was 3.13%, which is equivalent to a 6.07% taxable return if you are in the highest combined federal, state and local tax bracket of 48.47%.” This statement should be clarified because the fund had a negative total return for the year.

Response:	In future reports we will more clearly explain the relationship between income and total return.

Comment:	The notes to the financial statements discuss the deferred compensation paid to fund trustees. How are deferred amounts invested in other American Funds reflected as a liability of the reporting fund?

Response:	The funds’ deferred compensation plans allow trustees to choose at the time of the deferral whether to invest the deferred amount in the reporting fund itself or in other American Funds managed by Capital Research and Management Company, the investment adviser to the funds. The indicated disclosure is meant to inform shareholders that the fund’s trustees’ compensation expense on the Statement of Operations includes the appreciation or depreciation of this deferred compensation invested in all funds. Thus, investments of the deferred compensation amounts in “other American Funds” are treated similarly as investments in the reporting fund, and are shown on the same liability line item (Trustees’ deferred compensation) on the Statement of Assets and Liabilities.

Finally, as requested, we acknowledge that we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact either of us should you have any additional comments or questions.

Sincerely,

Rodney S. Kiemele

Assistant Vice President, Fund Business Management Group, Capital Research and Management Company

(949) 975-4782

Timothy W. McHale

Associate Counsel, Fund Business Management Group, Capital Research and Management Company

(213) 615-0404